Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated November 25, 2019, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Carbonite, Inc.

at

$23.00 Per Share

by

Coral Merger Sub Inc.

a wholly-owned subsidiary of

Open Text Corporation

Coral Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase any and all shares of common stock of Carbonite, Inc., a Delaware corporation (“Carbonite”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $23.00 per Share (the “Offer Price”), in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes imposed by the United States or any subdivision thereof on the purchase of Shares by Purchaser. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 PM, EASTERN TIME, ON DECEMBER 23, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE MERGER AGREEMENT.

The purpose of the Offer is for OpenText, through Purchaser, to acquire control of, and the entire equity interest in, Carbonite. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer (in the aggregate) and not validly withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the Delaware General Corporation Law)) immediately prior to one minute after 11:59 P.M., Eastern time, on December 23, 2019 (such date and time, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the

“Expiration Time”), that number of Shares that would, together with all Shares (if any) then beneficially owned by OpenText and its affiliates, represent one more share than 50% of the total number of Shares outstanding immediately following the consummation of the Offer (the “Minimum Condition”), (ii) expiration or termination of the waiting period under the HSR Act (as defined in the Offer to Purchase), (iii) the German competition authority (Bundeskartellamt) having adopted a decision to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement under the German Act Against Restraints of Competition, (iv) no Company Material Adverse Effect (as defined in the Offer to Purchase) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 of the Offer to Purchase. There is no financing condition to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, by and among Carbonite, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at or around 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or (to the extent permitted by law) waiver of certain conditions, Purchaser will be merged with and into Carbonite (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Carbonite will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Carbonite will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by Purchaser, OpenText or Carbonite, which will be cancelled and cease to exist without any payment being made with respect to such Share, (ii) owned by a direct or indirect wholly-owned subsidiary of Carbonite, Purchaser or OpenText (other than Purchaser), which will be converted into shares of the Surviving Corporation or (iii) owned by Carbonite stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.

At a meeting of the Carbonite Board of Directors held on November 10, 2019, the Carbonite Board of Directors unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right (in its sole discretion), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of Carbonite, waive or modify certain conditions as described in Section 1 of the Offer to Purchase. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right to extend the Offer. No subsequent offering period will be available.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14c-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after January 24, 2020. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number or amount of Shares to be withdrawn and the name in which the certificate(s) is registered, if different from that of the tendering stockholder. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (as defined in the Offer to Purchase), Carbonite or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Carbonite’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and Carbonite’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 16 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer Is:

If delivering by hand, express mail, courier, or other expedited service:	By mail:

American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Information Agent for the Offer is:

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (866) 864-4940

Email: carb@dfking.com

November 25, 2019

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